Macquarie Asset Management Inc.

A Member of the Macquarie Group of Companies

225 Franklin Street 17th Floor, Suite 1700 Boston MA 02110 UNITED STATES	Telephone Fax Internet	+1 617 457 0645 +1 617 457 0648 www.macquarie.com

June 9 2009

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 7010 WASHINGTON D.C. 20549 Attention: Pamela A. Long, Assistant Director

VIA EDGAR & FACSIMILE

Ladies and Gentlemen:

Re:	MACQUARIE EQUIPMENT LEASING FUND, LLC

Proposed Sales Materials to the Registration Statement on Form S-1

Submitted on April 23, 2009

File No. 333-154278

Please be advised that Macquarie Equipment Leasing Fund, LLC (the “Company”) has received the Staff’s comments to the Company’s proposed sales materials dated May 8, 2009. We further advise you that the Company undertakes to provide responses to the Staff’s comments and to revise the sales materials, and that the Company undertakes not to utilize the sales materials until the staff’s comments are resolved.

Please do not hesitate to contact Matthew S. Heiter at (901) 577-8117 or, in his absence, Irene Graves at (205) 250-8314, if you have any questions or comments relating to the Company’s response to the Comment Letter.

Regards

Macquarie Asset Management Inc.

/s/ Duncan Edghill
Duncan Edghill
Vice President

Macquarie Asset Management Inc. is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia), and its obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542. Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Asset Management Inc.